NEWS RELEASE 09-06	MARCH 20, 2009

2009 WORKPROGRAM TO BUILD ON INITIAL GOLD RESOURCE AT LONG CANYON, NEVADA

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) is pleased to announce the details of a US$14.1 -million, joint-venture funded exploration program at its 51%-owned and operated Long Canyon gold project in northeastern Nevada.

The 2009 work-program will build on the strong geological foundation established in 2008, with a clear focus on both increasing the deposit size and better understanding the scope of potential development scenarios. Fieldwork for the program will commence in early May.

Approximately US$10 million will be spent on expansion and infill drilling, with 35,000 metres of RC and core drilling planned. The balance of the budget will be spent on preliminary environmental, engineering and metallurgical studies to begin assessing potential processing options and economics of the deposit.

“Based on the project’s first resource estimate, it is clear that Long Canyon shows encouraging economic potential and has excellent opportunities for continued resource growth over the coming year,” says Dr. Mark O’Dea, Fronteer President and CEO.

The Long Canyon resource is 100% oxide and characterized by wide intervals of at- or near-surface, high-grade, gold mineralization and remains open in all directions, including to depth.

Long Canyon recently reported its first resource estimate (See March 13, 2009 press release). The grade-tonnage distribution of this estimate shows that higher cut-off grades only modestly reduce the number of contained ounces, while significantly increasing the average grade of the resource. For a grade-tonnage chart highlighting the high-grade nature of this gold deposit, click here: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonGradeTonnage.pdf

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

REMAINING 2008 DRILL HIGHLIGHTS

Highlights of the final 52 unreported holes from last year’s 24,700-metre (164-hole) work program, which are included in the recently announced resource estimate, are reported below.

Hole ID	From (metres)	To (metres)	Intercept Length (metres)	Au (oz/ton)	Au (g/t)
LC160C	206.0	242.7	36.7	0.060	2.05
including	208.7	211.3	2.6	0.225	7.7
	230.5	231.8	1.3	0.158	5.4
	237.2	238.4	1.2	0.158	5.42

LC179	50.3	74.7	24.4	0.043	1.46
LC186	82.3	88.4	6.1	0.037	1.27
LC189	155.5	172.3	16.8	0.033	1.14
LC190C	67.4	94.8	27.4	0.095	3.25
including	69.9	73.3	3.4	0.540	18.48
LC197	141.8	147.9	6.1	0.058	1.99
including	143.3	144.8	1.5	0.149	5.09
	161.6	175.3	13.7	0.139	4.76
including	166.2	172.3	6.1	0.245	8.40
LC199	222.6	243.9	21.3	0.083	2.83
including	237.8	240.8	3.0	0.305	10.43
LC201C	26.5	29.9	3.4	0.082	2.81
LC202C	56.4	63.4	7.0	0.084	2.88
including	56.4	57.9	1.5	0.269	9.22
LC203C	22.9	29.9	7.0	0.077	2.65
	45.3	53.7	8.4	0.048	1.64
including	45.3	46	0.7	0.293	10.05
LC205	33.5	45.7	12.2	0.100	3.43
including	39.6	42.7	1.6	0.277	9.50
LC206C	90.5	131.7	41.2	0.207	7.08
including	93	96.5	3.5	0.293	10.02
	96.8	97.1	0.3	0.442	15.15
	98.2	102.4	4.2	0.378	12.93
	104.3	108.9	4.6	0.365	12.51
	110.4	110.9	0.5	0.312	10.70
	122.6	125.6	3.0	0.300	10.29
	127.1	129.7	2.6	0.291	9.97
LC208C	35.1	41.2	6.1	0.210	7.19
including	37.5	41.2	3.7	0.329	11.26
LC212	13.7	21.3	7.6	0.039	1.34
LC216	64.0	71.6	7.6	0.032	1.08
LC223	13.7	21.3	7.6	0.154	5.28
including	15.2	16.8	1.6	0.599	20.50
LC224	24.4	41.2	16.8	0.083	2.85
LC227	10.7	15.2	4.5	0.066	2.28
LC228C	15.1	21.6	6.5	0.065	2.23
LCMW3	99.1	138.7	39.6	0.106	3.63
including	111.3	114.3	3.0	0.265	9.08
	117.4	120.4	3.0	0.185	6.34
	122	126.5	4.5	0.178	6.08

True widths of the mineralized intervals range from 70-100% of the reported lengths. The Classified Mineral Resource estimate comprises a cut-off grade of 0.30 g/t gold. Results less than 1 g/t not reported in this highlights table. For a table showing comprehensive drill results, please click:
http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0906.pdf
Results include new, additional intercepts from previously reported holes LC146C, 148C, 160C, and 164C. Drill hole ID numbers ending with a "C" in the table indicate core holes with all others being reverse circulation holes.

For a map highlighting recent drilling, please click:
http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillMap0906.pdf

Long Canyon, Sandman and Northumberland are Fronteer's leading gold properties in Nevada. Long Canyon, located 6.5 km (4 miles) south of the I-80 Freeway corridor in northeastern Nevada, is part of Fronteer's 400,000-acre Eastern Great Basin portfolio.

For more information on Long Canyon and Fronteer's other Nevada projects, visit:
http://www.fronteergroup.com/?q=content/nevada

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses and not corrected for true width. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada, or American Assay Laboratories (ISO9002:2002) in Sparks, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

Long Canyon mineral resource estimation as of February 9, 2009. The Long Canyon mineral resource estimation was completed by Mine Development Associates (“MDA”). The resources were modelled and estimated by evaluating the drill data statistically and utilizing three-dimensional lithologic solids provided by Fronteer to interpret mineral domains on cross sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization. The mineral domain interpretations were then rectified on cross sections spaced at 10-metre intervals. The modeled mineralization was analyzed statistically to establish estimation parameters, and gold grades were estimated by inverse-distance methods into a block model with 5 metre (width) x 10 metre (length) x 3 metre (height) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modelling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, Ph.D., P. Geo, a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (http://www.sedar.com/), no later than 45 days from the date of the March 13, 2009, release.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 92.1% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO R
ichard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of the next resource estimate and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

This press release uses the terms "indicated resources" and "inferred resources", which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.